

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2018

Ralph D'Ambrosio
Senior Vice President and Chief Financial Officer
L3 Technologies, Inc.
600 Third Avenue
New York, New York 10016

      Re: L3 Technologies, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2017
          Filed: February 22, 2018
          File No.: 001-37975

Dear Mr. D'Ambrosio:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

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